COOPERATION AGREEMENT

This Cooperation Agreement (this "**Agreement**"), effective as of February 5, 2020 (the "**Effective Date**"), is entered into by and among Fiesta Restaurant Group, Inc., a Delaware corporation (the "**Company**" or "**Fiesta**"), and the persons and entities identified under that certain Schedule 13D (as defined below) as Reporting Persons (as defined therein) (each, an "**AREX Party**" and collectively, the "**AREX Parties**"). Fiesta and the AREX Parties are collectively referred to herein as the "**Parties**," and each of Fiesta and the collective AREX Parties, a "**Party**." Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 15 herein.

WHEREAS, the AREX Parties beneficially own 2,505,292 shares of Fiesta's common stock, par value $0.01 per share (the "**Common Stock**"), as of the Effective Date; and

WHEREAS, Fiesta and the AREX Parties desire to enter into this Agreement regarding the appointment and election of one (1) director to the Company's Board of Directors (the "**Board**") who was suggested and recommended by the AREX Parties, and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Board Composition.

    (a) Board Matters. As promptly as practicable (but in no event later than the February Board Meeting (as defined below)) following the Effective Date, (i) the Corporate Governance and Nominating Committee of the Board (the "**Nominating Committee**") shall review the qualifications of Andrew Rechtschaffen (the "**New Director**") to serve as a member of the Board and (ii) the Board shall determine whether the New Director is an "Independent Director" as defined in The Nasdaq Stock Market LLC ("**Nasdaq**") Listing Rule 5605 (or applicable requirement of such other national securities exchange designated as the primary market on which the Common Stock is listed for trading), (the "**Exchange Independence Requirement**"). In connection with the foregoing, and as a condition to the New Director's appointment to the Board, the New Director shall (i) be required to provide to Fiesta information required to be or that is customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or related to satisfying compliance and legal obligations, and a fully completed and executed copy of Fiesta's director candidate questionnaire (substantially in the form completed by Fiesta's incumbent non-management directors) and other reasonable and customary director onboarding documentation (substantially in the form completed by Fiesta's incumbent non-management directors); (ii) be interviewed by and be reasonably acceptable to the Nominating Committee and the Board (acting in good faith in accordance with their customary and generally applicable procedures for evaluating director candidates); and (iii) consent to appropriate background checks comparable to those undergone by other non-management directors of Fiesta. The Board and all applicable committees of the Board shall take all necessary actions to:

(i) increase the size of the Board's membership by one (1) director seat and appoint the New Director to serve as a director of the Board at the formal meeting of the Board (the "**February Board Meeting**") taking place in the second week of February 2020 (the date of such meeting, the "**Appointment Date**") (provided that the Nominating Committee shall have approved the New Director and found the New Director to meet the Exchange Independence Requirement prior to the Appointment Date (such approval not to be unreasonably withheld)), with a term beginning at the adjournment of such meeting and expiring at the 2020 annual meeting of stockholders of Fiesta (the "**2020 Annual Meeting**") or at such time when such New Director's successor is duly elected or appointed in accordance with Fiesta's Bylaws (as defined below) and applicable law;

(ii) nominate the New Director (or any Replacement (as defined below)) as a candidate for election to the Board at the 2020 Annual Meeting with a term expiring at the 2021 annual meeting of stockholders of Fiesta (the "**2021 Annual Meeting**"); provided, however, that as a condition to Fiesta's obligation to nominate the New Director (or any Replacement) for election at the 2020 Annual Meeting, the New Director (or any Replacement) shall (A) be required to provide information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and a fully completed and executed copy of Fiesta's director candidate questionnaire (substantially in the form completed by Fiesta's incumbent non-management directors), in each case, as promptly as necessary to enable the timely filing of Fiesta's proxy statement and other periodic reports with the Securities and Exchange Commission (the "**SEC**"); (B) have complied at all times with the Company Policies (as defined below); and (C) consent to appropriate background checks comparable to those undergone by other non-management directors of Fiesta; and

(iii) if the New Director has been appointed to the Board consistent with this Section 1(a), appoint the New Director to the Nominating Committee, with a term beginning on the Appointment Date and expiring on the Termination Date (as defined below).

At the 2020 Annual Meeting and at each subsequent annual or special meeting of stockholders that occurs prior to the Termination Date, Fiesta agrees to recommend, support and solicit proxies for the election of the New Director (and any Replacement) in the same historic manner in which Fiesta has supported its nominees for election at prior annual meetings of stockholders at which the election of directors was uncontested in the aggregate. Fiesta agrees that the New Director (and any Replacement) shall receive (A) the same benefits of director and officer insurance as all other non-management directors on the Board, (B) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (C) such other benefits on the same basis as all other non-management directors on the Board.

(b)   Board Policies and Procedures. Each Party acknowledges that the New Director (and any Replacement), upon appointment to the Board, shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, but not limited to, Fiesta's Code of Business Ethics and Conduct, Board and Executive Stock Ownership Policy, Director Resignation Policy and any other policies on stock ownership, public disclosures and confidentiality (collectively, the "**Company Policies**"), and will be required to strictly adhere to Fiesta's policies on confidentiality imposed on all members of the Board. Notwithstanding anything to the contrary contained in this Agreement or the Company Policies, the New Director (or any Replacement) may provide Confidential Information (as defined below) of the Company to any AREX Party, or any Affiliate or legal counsel retained by an AREX Party that such New Director (or any Replacement) learns in his or her capacity as a member of the Board; provided, however, that prior to providing such Confidential Information, the intended recipients shall execute an appropriate confidentiality agreement pursuant to which (i) they shall be informed of the confidential nature of the Confidential Information and (ii) the AREX Parties shall cause such intended recipients to refrain from disclosing the Confidential Information to anyone, by any means, or from otherwise using the Confidential Information in any way other than in connection with assisting the AREX Parties in the evaluation of their investment in Fiesta.

(c)   Replacement Rights. If, from the Appointment Date until the Termination Date, the New Director (or any Replacement) is unable to serve as a director due to death or disability, AREX Capital Management, LP shall identify a replacement director (a "**Replacement**") with relevant financial and business experience, who qualifies as "independent" pursuant to the Exchange Independence Requirement, the SEC rules and regulations, and whose qualifications are substantially similar to the New Director (or any Replacement) being replaced (the "**Former Director**"), and such Replacement shall be expeditiously appointed to the Board, subject to the approval (not to be unreasonably withheld) by each of the Nominating Committee and the Board, after conducting a good faith customary due diligence process and consistent with the Board's fiduciary duties (and who satisfies the Company Policies applicable to all directors). Any Replacement appointed to the Board in accordance with this Section 1(c) shall be appointed to any applicable committee of the Board of which the Former Director was a member immediately prior to such director's resignation or removal. In the event the Nominating Committee determines in good faith not to appoint any Replacement proposed by the AREX Parties, the AREX Parties shall have the right to propose additional Replacements for consideration, and the provisions of this Section 1(c) shall continue to apply.

(d)   Committees. Following the Appointment Date, the Board, including the New Director, will consider whether it is in the best interests of Fiesta and its stockholders to form a committee of the Board for the purpose of, among other things, continuing to evaluate Fiesta's strategy for unlocking the value of its brands. The New Director would be eligible for membership on, and have the right to participate in discussions of, any such newly formed committee or any other committee of the Board formed after the Effective

Date, so long as no conflict of interest exists that would prohibit the New Director from participating on such committees or in such discussions.

2. <u>Voting</u>. From the Effective Date until the Termination Date (the "**Standstill Period**"), each of the AREX Parties agrees that it will appear in person or by proxy at each annual or special meeting of stockholders of Fiesta (including any adjournment, postponement, rescheduling or continuation thereof), whether such meeting is held at a physical location or virtually by means of remote communications, and will vote (or execute a consent with respect to) all Voting Securities (as defined below) beneficially owned by it in accordance with the Board's recommendations with respect to (a) each election of directors, any removal of directors and any replacement of directors, (b) the ratification of the appointment of the Company's independent registered public accounting firm, (c) the Company's "say-on-pay" proposal and (d) any other proposal to be submitted to the stockholders of Fiesta by either Fiesta or any stockholders of Fiesta; <u>provided</u>, <u>however</u>, that in the event that either Institutional Shareholder Services, Inc. ("**ISS**") or Glass Lewis & Co., LLC ("**Glass Lewis**") recommends otherwise with respect to any proposal submitted by Fiesta or any of its stockholders (other than proposals relating to the election or removal of directors), each of the AREX Parties will be permitted to vote in accordance with the ISS and/or Glass Lewis recommendation(s) in its discretion; <u>provided</u>, <u>further</u>, that each of the AREX Parties shall be permitted to vote in its discretion on any proposal of the Company in respect of any Extraordinary Transaction (as defined below).

3. <u>Mutual Non-Disparagement</u>.

(a) Subject to <u>Section 5</u>, each AREX Party agrees that, during the Standstill Period, neither it nor any of its Representatives (as defined below) shall, and it shall cause each of its Representatives not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, or constitute an ad hominem attack on, or otherwise disparages, defames or damages the reputation or good name of Fiesta or any of its Representatives, or any of their businesses, products or services.

(b) Fiesta hereby agrees that, during the Standstill Period, neither it nor any of its Representatives shall, and it shall cause each of its Representatives not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, or constitute an ad hominem attack on, or otherwise disparages, defames or damages the reputation or good name of any AREX Party or any of its Representatives, or any of their businesses, products or services.

(c) Notwithstanding the foregoing, nothing in this <u>Section 3</u> or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required

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under the federal securities laws or other applicable laws (including to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party hereto) or stock exchange regulations; provided, however, that, unless prohibited under applicable law, such Party must provide written notice to the other Party at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or stock exchange regulations that would otherwise be prohibited by the provisions of this Section 3, and reasonably consider any comments of such other Party.

(d)   The limitations set forth in Sections 3(a) and 3(b) shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Sections 3(a) and 3(b), if such statement by the other Party was made in breach of this Agreement.

4.   No Litigation.

(a)   The AREX Parties covenant and agree that, during the Standstill Period, they shall not, and shall not permit any of their Representatives to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any lawsuit, claim or proceeding (including commencing, encouraging or supporting any derivative action in the name of Fiesta or any class action against Fiesta or any of its officers or directors, in each case with the intent of circumventing any terms of this Agreement) before any court or governmental, administrative or regulatory body (collectively, "**Legal Proceeding**") against Fiesta or any of its Representatives, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent the AREX Parties or any of their respective Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (a "**Legal Requirement**") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, the AREX Parties or any of their Representatives; provided, further, that in the event that any of the AREX Parties or any of their Representatives receives such Legal Requirement, the AREX Parties shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to Fiesta.

(b)   Fiesta covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Representatives to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any Legal Proceedings against any of the AREX Parties or any of their respective Representatives, except for any Legal Proceeding initiated solely to remedy a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent Fiesta or any of its Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, Fiesta or any of its Representatives; provided, further, that in the event Fiesta or any of its Representatives receives such Legal Requirement, Fiesta shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the AREX Parties.

5.   Standstill.

(a)   During the Standstill Period, each AREX Party shall not, and shall cause its Representatives not to, directly or indirectly:

(i)   make any announcement or proposal with respect to, or offer, seek, propose or indicate an interest in, (A) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of Fiesta or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to Fiesta or any of its subsidiaries or (C) any form of tender or exchange offer for shares of Common Stock or other Voting Securities, whether or not such transaction involves a Change of Control (as defined below) of Fiesta; it being understood that the foregoing shall not prohibit the AREX Parties or their Affiliates from acquiring Voting Securities within the limitations set forth in Section 5(a)(iii);

(ii)   engage in, or assist in the engagement in, any solicitation of proxies or written consents to vote any Voting Securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any Voting Securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934, as amended, and with the rules and regulations thereunder (the "**Exchange Act**"), to vote any securities of Fiesta (including by initiating, encouraging or participating in any "withhold" or similar campaign);

(iii)   purchase or otherwise acquire, or offer, seek, propose or agree to acquire, ownership (including beneficial ownership) of any securities of Fiesta, any direct or indirect rights or options to acquire any such securities, any derivative securities or contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of Fiesta; provided that the AREX Parties and their Affiliates, in the aggregate, may acquire beneficial ownership of up to 14.9% of the then outstanding Voting Securities;

(iv)   advise, encourage or influence any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of Fiesta;

(v)   sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of Fiesta or any rights decoupled from the underlying securities held by any of the AREX Parties to any person not (A) a party to this Agreement, (B) a member of the Board, (C) an officer of Fiesta, or (D) an Affiliate of any Party (any person not set forth in clauses (A) through (D) shall be referred to as a "**Third Party**") that would knowingly (after due inquiry) result in such Third Party, together with its Affiliates, owning, controlling or otherwise having any beneficial or other ownership interest representing in the aggregate in excess of 4.9% of the shares of Common Stock outstanding at such time, except for Schedule 13G filers that are mutual funds, pension funds, index funds or investment fund managers with no known history of activism or known plans to engage in activism;

(vi) take any action in support of or make any proposal or request that constitutes or would result in: (A) advising, controlling, changing or influencing any director or the management of Fiesta, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, except as set forth in this Agreement, (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of Fiesta, (C) any other material change in Fiesta's management, business or corporate structure, (D) seeking to have Fiesta waive or make amendments or modifications to the Bylaws or the Certificate of Incorporation (as defined below), or other actions that may impede or facilitate the acquisition of control of Fiesta by any person, (E) causing a class of securities of Fiesta to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (F) causing a class of securities of Fiesta to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(vii) communicate with stockholders of Fiesta or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act;

(viii) engage in any course of conduct with the purpose of causing stockholders of Fiesta to vote contrary to the recommendation of the Board on any matter presented to Fiesta's stockholders for their vote at any meeting of Fiesta's stockholders or by written consent;

(ix) act, including by making public announcements or speaking to reporters or members of the media (whether "on the record" or on "background" or "off the record"), to seek to influence Fiesta's stockholders, management or the Board with respect to Fiesta's policies, operations, balance sheet, capital allocation, marketing approach, business configuration, Extraordinary Transactions, or strategy or to obtain representation on the Board or seek the removal of any director in any manner, except as expressly permitted by this Agreement;

(x) call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the Bylaws, including a "town hall meeting";

(xi) deposit any shares of Common Stock or other Voting Securities in any voting trust or subject any shares of Common Stock or other Voting Securities to any arrangement or agreement with respect to the voting of any shares of Common Stock or Voting Securities (other than any such voting trust, arrangement or agreement solely among the AREX Parties that is otherwise in accordance with this Agreement);

(xii)   seek, or encourage or advise any person, to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to Fiesta or seek, encourage or take any other action with respect to the election or removal of any directors;

(xiii)   form, join or in any other way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security; provided, however, that nothing herein shall limit the ability of an Affiliate of an AREX Party to join the "group" following the execution of this Agreement, so long as any such Affiliate agrees in writing to be subject to, and bound by, the terms and conditions of this Agreement and, if required under the Exchange Act, files a Schedule 13D or an amendment thereof, as applicable, within two (2) business days after disclosing that the AREX Party has formed a group with such Affiliate;

(xiv)   demand a copy of Fiesta's list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Delaware providing for stockholder access to books and records (including lists of stockholders) of Fiesta;

(xv)   make any request or submit any proposal to amend or waive the terms of this Section 5 other than through non-public communications with Fiesta that would not be reasonably likely to trigger public disclosure obligations for any Party;

(xvi)   engage any private investigations firm or other person to investigate any of Fiesta's directors or officers;

(xvii)   disclose in a manner that could reasonably be expected to become public any intent, purpose, plan or proposal with respect to any director or the Company's management, policies, strategy, operations, financial results or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement; or

(xviii)   enter into any discussions, negotiations, agreements or understandings with any person with respect to any action the AREX Parties are prohibited from taking pursuant to this Section 5, or advise, assist, knowingly encourage or seek to persuade any person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

Notwithstanding anything to the contrary contained in this Section 5, the AREX Parties shall not be prohibited or restricted from: (A) communicating privately with the Board or any officer or director of Fiesta, in the manner set forth for communicating with the Company in the Company Policies, regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any of the

AREX Parties or their respective Affiliates, Fiesta or its Affiliates or any Third Party, subject in any case to any confidentiality obligations to Fiesta of any such director or officer and applicable law, rules or regulations; (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any AREX Party, provided that a breach by the AREX Parties of this Agreement is not the cause of the applicable requirement; or (C) privately communicating to any of their potential investors or investors factual information regarding Fiesta, provided such communications are subject to reasonable confidentiality obligations and are not otherwise reasonably expected to be publicly disclosed.

(b)   The provisions of this Section 5 shall not limit in any respect the actions of any director of Fiesta in his or her capacity as such, recognizing that such actions are subject to such director's fiduciary duties to Fiesta and its stockholders and the Company Policies (it being understood and agreed that neither the AREX Parties nor any of their Affiliates shall seek to do indirectly through the New Director (or any Replacement) anything that would be prohibited if done by any of the AREX Parties or their Affiliates). The provisions of this Section 5 shall also not prevent the AREX Parties from freely voting their shares of Common Stock (except as otherwise provided in Section 2 hereto).

(c)   During the Standstill Period, each AREX Party shall refrain from taking any actions which could have the effect of encouraging, assisting or influencing other stockholders of Fiesta or any other persons to engage in actions which, if taken by any AREX Party, would violate this Agreement.

(d)   Notwithstanding anything contained in this Agreement to the contrary, the provisions of Sections 1, 2 and 3 of this Agreement shall automatically terminate upon the consummation of a Change of Control transaction agreed to by the Board and involving Fiesta if the acquiring or counter-party to the Change of Control transaction has conditioned the closing of the transaction on the termination of such sections.

(e)   During the Standstill Period, each of the AREX Parties shall provide to Fiesta true, accurate and complete copies of any new Investor Agreements (as defined below) and any amendment, modification, extension or termination of any Investor Agreements, in each case, within five (5) business days of the execution or termination, as applicable, thereof.

(f)   During the Standstill Period, each of the AREX Parties agrees not to, and to cause its Representatives not to, comment publicly about any director or the Company's management, policies, strategy, operations, financial results or affairs or any transactions involving Fiesta or any of its subsidiaries, except as expressly permitted by this Agreement.

(g)   At any time the AREX Parties cease to have a Schedule 13D filed with the SEC and during the Standstill Period, upon reasonable written notice from Fiesta pursuant to Section 16 hereof, the AREX Parties shall promptly provide Fiesta with information regarding the amount of the securities of Fiesta (a) beneficially owned by each such entity or individual, (b) with respect to which the AREX Parties have (i) any direct or indirect rights or options to acquire or (ii) any economic exposure through any derivative securities or contracts or instruments in any way related to the price of such securities, or (c) with respect to which any AREX Party has hedged its position by selling covered call options. This ownership information provided to Fiesta will be kept strictly confidential, unless required to be disclosed pursuant to applicable laws and regulations, any subpoena, legal process or other legal requirement or in connection with any litigation or similar proceedings in connection with this Agreement.

6.   Representations and Warranties of Fiesta. Fiesta represents and warrants to the AREX Parties that (a) Fiesta has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by Fiesta, constitutes a valid and binding obligation and agreement of Fiesta, and is enforceable against Fiesta in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by Fiesta does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which Fiesta is a party or by which it is bound.

7.   Representations and Warranties of the AREX Parties. Each AREX Party jointly and severally represents and warrants to Fiesta that (a) this Agreement has been duly and validly authorized, executed and delivered by such AREX Party, and constitutes a valid and binding obligation and agreement of such AREX Party, enforceable against such AREX Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) the signatory for such AREX Party has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of itself and the applicable AREX Party associated with that signatory's name, and to bind such AREX Party to the terms hereof and thereof, (c) the execution, delivery and performance of this Agreement by such AREX Party does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (d) the AREX Parties provided to Fiesta a true, accurate and complete copy of any contract, agreement, arrangement, commitment or understanding (whether written or oral) between any AREX Party or any of its Affiliates, on the one hand, and the New Director (or any Replacement), on the other hand, relating to ownership of Voting Securities or his or her service as the New Director (or any Replacement) (an "**Investor Agreement**"), concurrently with the designation of the New Director (or any Replacement), and (e) the director candidate questionnaire and other information and onboarding

documentation provided by the New Director (or any Replacement) to Fiesta in accordance with Section 1(a) is true, accurate and complete.

8. <u>SEC Filings</u>.

(a) No later than two (2) business days following the Effective Date, Fiesta shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement and appending this Agreement as an exhibit thereto (the "**Form 8-K**"). The Form 8-K shall be consistent with the terms of this Agreement. Fiesta shall provide the AREX Parties with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any comments of the AREX Parties.

(b) No later than two (2) business days following the Effective Date, the AREX Parties shall file with the SEC an amendment to that certain Schedule 13D, dated January 24, 2020 (the "**Schedule 13D**"), in compliance with Section 13 of the Exchange Act reporting their entry into this Agreement and appending this Agreement as an exhibit thereto or incorporating this Agreement by reference to Fiesta's Current Report on Form 8-K referred to in Section 8(a) hereof (the "**Schedule 13D Amendment**"). The Schedule 13D Amendment shall be consistent with the terms of this Agreement. The AREX Parties shall provide Fiesta with a reasonable opportunity to review and comment on the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of Fiesta.

9. <u>Term; Termination</u>. The term of this Agreement shall commence on the Effective Date and shall continue until the date (the "**Termination Date**") that is the later of (i) either Fiesta or the AREX Parties giving five (5) business days' advance notice to the other Party and (ii) the date that is thirty (30) days prior to the deadline under the Bylaws for director nominations and stockholder proposals for the 2021 Annual Meeting; <u>provided</u>, <u>however</u>, that (i) neither Fiesta nor the AREX Parties shall terminate this Agreement until the date that is thirty (30) days prior to the deadline under the Bylaws for director nominations and stockholder proposals for the 2022 annual meeting of stockholders of Fiesta, if the Parties agree, no later than forty-five (45) days prior to the deadline under the Bylaws for director nominations and stockholder proposals for the 2021 Annual Meeting, that Fiesta will re-nominate the New Director (or any Replacement) for election to the Board in connection with the 2021 Annual Meeting, (ii) the AREX Parties may earlier terminate this Agreement if Fiesta commits a material breach of its obligations under this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by Fiesta from an AREX Party specifying the material breach, or, if impossible to cure within fifteen (15) days, that Fiesta has not taken any substantive action to cure within such fifteen (15)-day period, and (iii) Fiesta may earlier terminate this Agreement if any of the AREX Parties commits a material breach of this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by such AREX Party from Fiesta specifying the material breach, or, if impossible to cure within fifteen (15) days, that such AREX Party has not taken any substantive action to cure within such fifteen (15)-day period. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination.

10. <u>Expenses</u>. Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions

contemplated hereby; provided, however, that the Company shall promptly reimburse AREX for its reasonable, documented out-of-pocket fees and expenses incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby in an amount not to exceed in the aggregate $90,000.

11.   No Other Discussions or Arrangements. The AREX Parties represent and warrant that, as of the date of this Agreement, except as specifically disclosed on the Schedule 13D, or as disclosed to Fiesta in writing prior to the Effective Date, (a) the AREX Parties do not own, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities and (b) the AREX Parties have not entered into, directly or indirectly, any agreements or understandings with any person (other than their own Representatives) with respect to any potential transaction involving Fiesta or the voting or disposition of any securities of Fiesta.

12.   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Each Party agrees that it shall bring any suit, action or other proceeding in respect of any claim arising out of or related to this Agreement (each, an "**Action**") exclusively in (a) the Delaware Court of Chancery in and for New Castle County, (b) in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware or (c) in the event (but only in the event) such courts identified in clauses (a) and (b) do not have subject matter jurisdiction over such Action, any other Delaware state court (collectively, the "**Chosen Courts**"), and, solely in connection with an Action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) irrevocably submits to the exclusive venue of any such Action in the Chosen Courts and waives any objection to laying venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 16 of this Agreement. Each Party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each of the Parties and may be enforced in any other courts, the jurisdiction of which each of the Parties is or may be subject, by suit upon such judgment.

13.   Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH

PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

14.   Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each of the Parties (the "**Moving Party**") shall be entitled to specific enforcement of, and injunctive or other equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The remedies available pursuant to this Section 14 shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

15.   Certain Definitions. As used in this Agreement:

(a)   "**Affiliate**" shall mean any "**Affiliate**" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Affiliates subsequent to the Effective Date;

(b)   "**Associate**" shall mean any "**Associate**" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, persons who become Associates subsequent to the Effective Date;

(c)   "**beneficial owner**", "**beneficial ownership**" and "**beneficially own**" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(d)   "**business day**" shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(e)   "**Bylaws**" shall mean the Amended and Restated Bylaws of the Company, as amended by the Amendment dated June 7, 2017 and the Second Amendment dated May 2, 2018, and as may be further amended from time to time;

(f)   "**Certificate of Incorporation**" shall mean the Amended and Restated Certificate of Incorporation of the Company, as amended by the Certificates of Amendment dated June 7, 2017 and May 2, 2018, and as may be further amended from time to time;

(g)   a "**Change of Control**" transaction shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of Fiesta representing more than fifty percent (50%) of the equity interests and voting power of Fiesta's then-outstanding equity securities or (ii) Fiesta enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction Fiesta's stockholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity's then-outstanding equity securities;

(h)   "**Confidential Information**" shall mean all information that is understood to be confidential by a reasonable person by the context of its disclosure and/or its content, scope or nature that is entrusted to or obtained by a director of Fiesta by reason of his or her position as a director of Fiesta, including, but not limited to, discussions or matters considered in meetings of the Board or Board committees; provided, however, Confidential Information shall not include information that (i) at the time of disclosure is, or as of and at such time such disclosure thereafter becomes, generally available to the public other than as a result of any material breach of this Agreement by the AREX Parties or any of their Representatives or any director's noncompliance with the Company Policies, (ii) at the time of disclosure is, or as of and at such time such disclosure thereafter becomes, available to the AREX Parties or their Representatives on a non-confidential basis from a Third-Party source, provided that, to the AREX Parties' or their Representative's knowledge, such Third-Party is not and was not prohibited from disclosing such Confidential Information to the AREX Parties or their Representative by any applicable law or contractual obligation, (iii) was legally obtained by the AREX Parties or their Representatives prior to being disclosed by or on behalf of a director of Fiesta (whether or not the New Director), or (iv) was or is independently developed by the AREX Parties or any of their Representatives without reliance on, or reference to, any Confidential Information.

(i)   "**Extraordinary Transaction**" shall mean any equity tender offer, equity exchange offer, merger, acquisition, business combination, or other transaction with a Third Party that, in each case, would result in a Change of Control of Fiesta, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets, and, for the avoidance of doubt, including any such transaction with a Third Party that is submitted for a vote of Fiesta's stockholders;

(j)   "**other Party**" shall mean, with respect to Fiesta, any of the AREX Parties, and with respect to any of the AREX Parties, Fiesta;

(k)   "**person**" or "**persons**" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(l)   "**Representative**" shall mean a person's Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; provided, that when used with respect to Fiesta, "Representatives" shall not include any non-executive employees; and

(m)   "**Voting Securities**" means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

16.   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this Section 16 (or to such other address that may be designated by a Party from time to time in accordance with this Section 16).

If to Fiesta, to its address at:

Fiesta Restaurant Group, Inc.
7255 Corporate Center Drive, Suite C
Miami, FL 33126
Attention: Louis DiPietro
Email: LDiPietro@frgi.com

With copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, NY 10103
Attention: Lawrence S. Elbaum
            C. Patrick Gadson
Email: lelbaum@velaw.com
            pgadson@velaw.com

Akerman LLP
666 Fifth Avenue
20th Floor
New York, NY 10103
Attention: Wayne A. Wald
            Palash I. Pandya
Email: wayne.wald@akerman.cm
            palash.pandya@akerman.com

If to an AREX Party, to the address at:

AREX Capital Management, LP
250 West 55th Street, 15th Floor
New York, NY 10012
Attention: Chief Operating Officer
Email: notice@arexcapital.com

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Andrew Freedman
          Mohammad Malik
Email: afreedman@olshanlaw.com
          mmalik@olshanlaw.com

17.   <u>Entire Agreement</u>. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each Party.

18.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

19.   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

20.   <u>Assignment</u>. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties; <u>provided</u>, that each Party may assign any of its rights and delegate any of its obligations hereunder to any person or entity that acquires substantially all of that Party's assets, whether by stock sale, merger, asset sale or otherwise. Any purported assignment or delegation in violation of this <u>Section 20</u> shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

21.   <u>Waivers</u>. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

22.   Public Announcement. Promptly following the execution of this Agreement, the Parties shall issue a joint press release (the "**Press Release**") substantially in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor any of the AREX Parties shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party, except to the extent required by applicable law or the rules of any national securities exchange.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

FIESTA:

FIESTA RESTAURANT GROUP, INC.



By: _____

Name: Louis DiPietro

Title: Senior Vice President, General Counsel & Secretary

AREX PARTIES:

AREX CAPITAL MANAGEMENT, LP

By: _____
Name: Jason Abrams
Title: Chief Financial Officer

AREX CAPITAL MASTER FUND, LP

By: _____
Name: Jason Abrams
Title: Chief Financial Officer

AREX CAPITAL GP, LLC

By: _____
Name: Jason Abrams
Title: Chief Financial Officer

AREX CAPITAL MANAGEMENT GP, LLC

By: _____
Name: Jason Abrams
Title: Chief Financial Officer

ANDREW RECHTSCHAFFEN

By:  _____

EXHIBIT A



FIESTA RESTAURANT GROUP, INC.

NEWS RELEASE

Fiesta Restaurant Group, Inc. to Appoint Andrew Rechtschaffen to the Board as Independent Director

2/6/2020

DALLAS – Fiesta Restaurant Group, Inc. ("Fiesta" or the "Company") (NASDAQ: FRGI), parent company of the Pollo Tropical® and Taco Cabana® fast-casual restaurant brands, today announced that Andrew Rechtschaffen will be added to the Board of Directors as a new independent director. The Board will expand to nine directors and Mr. Rechtschaffen will be appointed as a director during an upcoming Board meeting later this month.

Mr. Rechtschaffen founded AREX Capital Management, LP ("AREX"), a value-oriented investment firm, in October 2017. Prior to founding AREX, he was a partner at Greenlight Capital, founder and portfolio manager of Obrem Capital, and a managing director in the Principal Strategies Group at Citadel Investment Group.

"Fiesta has a long history of constructive engagement with all of our shareholders, including AREX," said Stacey Rauch, Chair of the Board of Fiesta. "The Board looks forward to working collaboratively with Andrew as the Company continues to review all strategic options to unlock the value of its brands."

"We are pleased to welcome Andrew to the Board," said Richard Stockinger, Chief Executive Officer and President of Fiesta. "He brings financial expertise that Fiesta looks forward to leveraging as we drive value for the Company and our shareholders."

"We appreciate the proactive and productive approach by Fiesta's Board and management in its engagement with shareholders," said Mr. Rechtschaffen. "I look forward to working with the rest of the Board to help Fiesta maximize shareholder value."

Fiesta also announced today it has entered into a cooperation agreement with AREX and certain of its affiliates. The cooperation agreement provides for, among other things, Mr. Rechtschaffen's appointment to the Board as well as AREX's commitment to abide by certain customary standstill and voting provisions.

About Fiesta Restaurant Group, Inc.

Fiesta Restaurant Group, Inc. is the parent company of the Pollo Tropical® and Taco Cabana® restaurant brands. The brands specialize in the operation of fast-casual restaurants that offer distinct and unique tropical and Mexican inspired flavors with broad appeal at a compelling value. For more information about Fiesta Restaurant Group, Inc., visit the corporate website at **www.frgi.com**.

Forward-Looking Statements

Certain statements contained in this news release and in our public disclosures, whether written, oral or otherwise made, relating to future events or future performance, including any discussion, express or implied, regarding the Company's brand value, strategic options and Board composition, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often identified by the words "may," "might," "believes," "thinks," "anticipates," "plans," "positioned," "target," "continue," "expects," "look to," "intends" and other similar expressions, whether in the negative or the affirmative, that are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict, and you should not place undue reliance on our forward-looking statements. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed from time to time in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 and our quarterly reports on Form 10-Q. All forward-looking statements and the internal projections and beliefs upon which we base our expectations included in this release are made only as of the date of this release and may change. While we may elect to update forward-looking statements at some point in the future, we expressly disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts

Investor Relations:
Raphael Gross
203-682-8253

investors@FRGI.com